July 11, 2007


Via EDGAR and Federal Express



Mr. William Choi
Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0404



         Re: Coach, Inc.: Letter from the Commission dated June 27, 2007



Dear Mr. Choi:


     Thank you for your June 27 letter to Coach, Inc. setting forth the Commission's comments to our Form 10-K for the fiscal year ended July 1, 2006 and our Form 10-Q for the quarter ended March 31, 2007 (File 1-16153). This letter presents Coach's responses to the Commission's comments. We agree that the items identified in your comments will assist us in our compliance with the applicable disclosure requirements and will enhance the overall disclosure in our filings. To assist you in your review of our responses, we have keyed the paragraph numbers in our responses to the numbered comments in your comment letter.




Form 10-K for the Fiscal Year Ended July 1, 2006
------------------------------------------------
Nature of Operations and Significant Accounting Policies, Page 42
-----------------------------------------------------------------

     1. Please tell us whether you have entered into any cooperative advertising arrangements with other retailers in your Indirect segment. If so, please describe the arrangements and provide the amounts for each reporting period. Also indicate the line item of your statement of income in which the amounts are reported. To the extent material, please expand your discussion in future filings to provide these disclosures. Refer to EITF 01-9.

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Securities and Exchange Commission
July 11, 2007



     The Company enters into cooperative advertising arrangements with other retailers in our Indirect segment. The Company recorded $1.3 million, $0.9 million and $1.1 million in fiscal 2006, fiscal 2005 and fiscal 2004, respectively, in selling, general and administrative expenses, relating to these advertising arrangements.

     Cooperative advertising represents consideration provided to customers for the advertising and promoting of the Company's products. The cooperative advertising arrangements specify the criteria that must be met, including the product to be advertised and placement of the Coach product within the advertisement. In addition, the Company approves all advertisements before they are distributed. Paragraph 9 of EITF 01-9 in part indicates that cooperative advertising expenses should be classified as a cost incurred if (a) the vendor receives an identifiable benefit in exchange for the consideration that is sufficiently separable from the recipient's purchase of the vendor's products and (b) the vendor can reasonably estimate the fair value of the identifiable benefit. The Company receives an identifiable benefit from participating in customer's advertising campaigns. As the Company purchases these advertisements in a transaction separate from the sale of the product and the fair value of the benefit can be reasonably estimated, the Company classifies the cooperative advertising expenses as selling, general and administrative expenses as we concluded that the expenses incurred were less than or equal to the fair value of the benefit received.

     The Company believes cooperative advertising expenses are immaterial and currently does not plan to expand the discussion of cooperative advertising in future filings. The Company will monitor cooperating advertising expenses, and include the appropriate disclosures in future filings if the amount becomes material.



Note 15. Acquisition of Coach Japan, Inc.
-----------------------------------------

     2. We note that the purchase price allocation was largely to goodwill. Tell us the deliberative process that you went through in determining the purchase price allocation. Specifically address why your allocation did not result in assigned fair values for tradenames or trademarks. Also tell us and disclose the business rationale that led you to pay such a premium over the fair value of the net assets acquired.

     Coach Japan, Inc. ("Coach Japan") was a joint venture established between the Company and Sumitomo Corporation, to operate and expand the Coach business in Japan. The joint venture was formed in 2001. As noted in our Form 10-K for the fiscal year ended July 2, 2005, the Company completed the purchase of Sumitomo's 50% interest in Coach Japan for $228.4 million, including transaction


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Securities and Exchange Commission
July 11, 2007



costs, plus undistributed profits and paid-in-capital of $72.9 million. The acquisition was completed on July 1, 2005. Previously, Coach Japan had been accounted for as a consolidated subsidiary.

     The Company determined the fair values of the net assets acquired, with the assistance of a global, independent valuation specialist. Specifically, we identified all assets acquired and liabilities assumed, estimated and evaluated the fair values of those assets and liabilities as of the acquisition date, including intangible assets that had not yet been recorded in the financial statements of the entity, and obtained independent appraisals to aid in the estimation process. This process resulted in a "step up" of certain previously existing balance sheet account balances and an allocation of a portion of the purchase price towards newly identified intangible assets. The excess of the purchase price over the fair value of net assets acquired was recorded as Goodwill. The valuation analysis utilized an appropriate application of a number of valuation methodologies - namely, the Income Approach, the Market Approach, and the Cost Approach. The Company has not ascribed any value to tradenames or trademarks because Coach Japan did not own any such tradenames or trademarks. All relevant tradenames and trademarks that were utilized in Japan were already owned by, and are still owned by, the registrant, Coach Inc.

     The purchase price included a premium over the fair value of Coach Japan's net assets acquired. In determining to pay the premium, the Company considered numerous factors including, but not limited to:

          o the opportunities that would be available once the Company fully controlled all aspects of the operations of the business (e.g., capital expenditure and expansion decisions),

          o    the  additional  synergies  that would be  afforded  the  Company
               (e.g.,   marketing,   merchandising,   distribution   and   sales
               activities), and

          o    the  potential  for future  profits that the Company  expected to
               realize   in   a   more   aggressive   and   sustainable   manner
               post-acquisition.

     In addition, the Company considered and was comfortable in the fact that the price-earnings multiple for the 50% of the business to be acquired was relatively modest as compared to other multiples being paid, at the time, for similar acquisitions.

     Coach Japan is aggressively expanding its market share and raising brand awareness by opening additional stores, and developing its' Coach Japan website. The Company firmly believes that the acquisition, and the premium paid to effect the acquisition, were necessary in order to successfully execute its aggressive plans in Japan. In connection with future business acquisitions, we will disclose the business rationale for paying a premium over the fair value of net assets acquired.


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Securities and Exchange Commission
July 11, 2007

     In connection with the above comments and our responses, we would also like to acknowledge our understanding that the Company is responsible for the adequacy and accuracy of all disclosures in our filings; that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We believe that these responses address your comments. If you have any further questions, please do not hesitate to call me directly at (212) 629-2240.


                                            Sincerely,


                                            /s/ Michael F. Devine III

                                            Michael F. Devine III
                                            Senior Vice President and Chief
                                            Financial Officer (Chief  Accounting
                                            Officer)

cc:

Ms. Regina Balderas, SEC Division of Corporation Finance

Mr. Lew Frankfort, CEO, Coach Inc.








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